NO ACT

PE
1-30-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09011573

March 27, 2009

Received SEC

MAR 27 2009

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-27-09

William C. Baskin III
Senior Corporate Counsel
Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

Re: Aetna Inc.
Incoming letter dated January 30, 2009

Dear Mr. Baskin:

This is in response to your letters dated January 30, 2009 and March 3, 2009 concerning the shareholder proposal submitted to Aetna by NorthStar Asset Management, Inc. We also have received letters on the proponent's behalf dated February 24, 2009 and March 5, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

March 27, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Aetna Inc.
Incoming letter dated January 30, 2009

The proposal requests a report describing the company's policy responses to public concerns about gender and insurance.

There appears to be some basis for your view that Aetna may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Aetna omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Aetna relies.

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 5, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Aetna Inc. seeking a report on policy responses to public concerns about gender and insurance, submitted by NorthStar Asset Management

Dear Sir/Madam:

NorthStar Asset Management, Inc. (the "Proponent") is the beneficial owner of common stock of Aetna Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the second letter from Aetna, dated March 3, 2009, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. That letter was sent in response to our response letter of February 24, 2009.

Pursuant to Staff Legal Bulletin 14D (CF), a copy of this letter is being e-mailed concurrently to William C. Baskin III, Senior Corporate Counsel, Aetna Inc.

The Company makes three assertions in its new letter. We will respond to each of these in kind. First, the Company asserts that the Proposal seeks information from the Company that is not applicable to its practices, and therefore it cannot be said to have failed to substantially implement the Proposal. In particular, the Company says that it does not believe that its lawful use of gender considerations in setting individual health insurance premium rates amounts to "inappropriate gender discrimination." Nevertheless, the Company in its report failed to respond at all to the social policy issue posed by those who assert that the current rate-setting practices are inappropriate and unfair. For instance, the report provides no moral basis for distinguishing racial and genetic screening, types of issues on which insurers have determined discrimination was inappropriate, from the issue of gender discrimination. Instead, the only thing the Company has done is repeat its cost-based rationale for charging more to certain women.

Secondly, the Company says that the gender policy paper addresses the actual considerations used by the Company, and that it therefore substantially implements the Proposal. Contrary to the Company's assertion, the resolution clearly raises the broader social concerns regarding the moral acceptability and propriety of engaging in broad gender discrimination while deciding that other forms of discrimination such as by race and genetics are inappropriate. Therefore the policy paper is not responsive.

Thirdly, the Company says that *its* use of gender in rate setting is not discriminatory and does not

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

rise to a matter of social policy concern and therefore the resolution should be excluded as ordinary business. For the reasons described in our prior letter, this is a growing and substantial social policy challenge for companies including Aetna, and there is nothing in the Company's correspondence that demonstrates that this is not an issue facing this particular company.

In the time since this resolution was first filed, according to the Los Angeles Times (January 28, 2009), "California insurers are discriminating against women, charging them more for individual health insurance than men, the city of San Francisco maintained in a lawsuit filed Tuesday against the state regulators who govern them… The lawsuit contends that the state's existing health insurance laws are unfair to women and should be declared unconstitutional." See Exhibit A to our original letter.

Management's position that the use of gender in setting rates is strictly a cost issue is clearly at odds with public concerns of gender discrimination in setting individual insurance rates. Furthermore, management's unyielding stance that Aetna will only reconsider its position if legally forced to do so creates the potential for numerous lengthy and costly lawsuits, negative publicity, loss of customer trust, and destruction Aetna's brand value. The Proponents believe that it is in the firm's and the shareholders' best interests for management to address public concerns in a timely fashion with a view toward (voluntarily) eliminating gender discrimination in insurance availability and rate setting. We have presented other examples involving race and genetic information in which Aetna did, in fact, voluntarily choose **not** to discriminate based on factors that could be used to more closely associate the cost of insurance with rates. There could be no clearer social policy issue than the contradictory treatment that the company currently gives the category of gender compared with race or genetics.

Based on the above, we reaffirm our conclusion that the Proposal is not excludable under the asserted Rules. We request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also please fax a copy of any decision to me at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Julie N.W. Goodridge, President, NorthStar Asset Management, Inc.
William C. Baskin III, Senior Corporate Counsel, Aetna, Inc

Aetna®

Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

William C. Baskin III
Senior Corporate Counsel
Law and Regulatory Affairs, RC61
(860) 273-6252
Fax: (860) 754-9775

March 3, 2009

VIA EMAIL
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Aetna Inc. – Response Letter to NorthStar Asset Management, Inc. Letter**

Ladies and Gentlemen:

Aetna Inc. (the "Company" or "Aetna") intends to omit from its 2009 proxy statement (the "Proxy Materials") a shareholder proposal submitted by NorthStar Asset Management, Inc. (the "Proponent") because (i) the report described in the Proponent's proposal (the "Proposal") has been published by the Company, and thus it may be omitted pursuant to Rule 14a-8(i)(10); and (ii) the Proposal relates to the Company's ordinary business operations, and thus it may be omitted pursuant to Rule 14a-8(i)(7).

On February 24, 2009, a letter was submitted on behalf of the Proponent (the "Proponent's Letter") challenging the exclusion of the Proposal from the Company's Proxy Materials based on the rules set forth above. This letter represents the Company's response to the Proponent's Letter and is being distributed simultaneously to the Proponent and the Commission via email. Capitalized terms not otherwise defined herein shall have the meaning as set forth in the Company's No-Action Request Letter dated January 30, 2009.

I. The Proponent's sole premise for its position that the Company has not substantially implemented the Proposal is inaccurate because the Proposal seeks information from the Company that is not applicable to its practices.

The Proponent's Letter provides the following explanation as to why the Company's Gender Policy Paper does not constitute a substantial implementation of the Proposal:

"The Resolution requests that Aetna issue a report on its policy responses to public concerns about gender and insurance, and urges in the supporting statement that the report be prepared with a ***view toward eliminating inappropriate gender discrimination in insurance availability and rate setting***. The resolution is asking that Aetna respond to public concerns about wrongful sex discrimination in rate setting, but the company has only issued a report that describes those instances where and why the company considers gender to be an ***appropriate*** element in rate setting. As such, it has not substantially implemented the request of the resolution." *Proponent's Letter*, pages 3 and 4.

The Company's Gender Policy Paper was prepared in response to the resolution in the Proposal to "publish a report to shareholders...describing our Company's policy responses to public concerns about gender and insurance, above and beyond legal compliance." We believe we have substantially implemented the Proposal by publicly providing the report that is sought by the Proponent in this resolution.

The supporting statement "urge[s] that the report be prepared with a view toward eliminating inappropriate gender discrimination in insurance availability and rate setting." The Company is unable to provide such a "view" in its report because it does not believe that its lawful use of gender considerations in setting individual health insurance premium rates amounts to "inappropriate gender discrimination," and therefore cannot provide information about eliminating a practice it does not adhere to. As such, the Company's Gender Policy Paper could not be prepared to address the view stated in the Proponent's supporting statement. Since the Paper addresses the primary purpose of the Proposal – the use of gender considerations in setting insurance rates – the Company has substantially implemented the Proposal.

II. The Company's Gender Policy Paper addresses actual considerations used by the Company.

The Proponent's Letter also asserts that the Proposal has not been substantially implemented because the Gender Policy Paper "fails to answer or discuss the question of when and where...the company should **not** use sex to set rates (discriminate). The omitted information and discussion are exactly the policy issue with which the public is concerned." *Proponent's Letter*, page 5. The Proposal does not seek, and the Company has not engaged in, a discussion of the philosophical and ethical issues surrounding the use of rating factors in setting insurance. It is only in the Proponent's Letter that the Proponent is now asking the Company to prepare a report which analyzes these issues regarding when rating factors should not be used and whether the use of rating factors fails "the test of reasonableness or moral acceptability." *Proponent's Letter*, page 5.

As noted previously, the Company has substantially implemented the Proposal by addressing the request made in the resolution of the Proposal, which is to explain in detail the role gender plays in how the Company sets individual health insurance premiums as a "policy response to public concerns about gender and insurance." The Company has not addressed the request made in the supporting statement because it is not applicable to the Company's practices. The Proposal itself does not ask for the additional information that is now being requested in the Proponent's Letter.

III. The Company's use of gender in setting individual health insurance premiums is not discriminatory and does not rise to a matter of social policy; consequently, the Proposal should be excluded as an ordinary business operation.

The Proponent's Letter states that its Proposal addresses discriminatory behavior as a social policy and therefore the Proposal is not excludable as a matter of the Company's ordinary business. The Company respectfully disagrees and believes the Proposal relates to what is fundamentally an ordinary business operation of an insurance company - the lawful use of certain factors in setting its rates – rather than discriminatory practices. The use of rating factors, including gender, in setting individual health insurance premiums is part of the Company's ordinary business operations, not a policy issue involving wrongful gender discrimination, for the following reasons. First, the Company's use of rating factors, including gender, complies with the laws of each state in which it does business. Second, the Company's use of rating factors is not arbitrary. The Company sets individual health insurance premium rates based on health risk and expected costs and utilization. The Company uses multiple rating factors when establishing these rates, including age, gender, geography, family size and health status. The Company undertakes this evaluation of rating factors because it makes business sense. If the Company were to charge different premiums to different groups based on arbitrary characteristics that had no bearing on the health insurance risk, it would be unprincipled and unreasonable in addition to causing the Company to lose customers and become less competitive. Finally, the Company's use of gender as a rating factor impacts both men and women. As described in the Gender Policy Paper, men generally utilize more services than women at older ages and are thus more likely to pay higher premiums for health insurance than women at comparable older ages. The Company clearly sets its rates based on expected usage, and at times this business judgment affects more women than men, and at other times it affects more men than women.

Conclusion

The Proponent may not believe the Company should consider gender when setting rates, even when it does so in a non-discriminatory manner and with sound business rationale as part of the Company's ordinary business operations, all in compliance with law. While we respect the Proponent's political and social views, that perspective is not an appropriate topic for a shareholder proposal pursuant to Rule 14a-8.

The Company published a report in which it responded to public policy concerns about the use of gender and insurance as requested in the Proposal. The Gender Policy Paper explains when the Company uses gender as a rating factor, why it uses gender as a rating factor and the consequences of not using gender as a rating factor. The Proponent's Letter asserts that the Gender Policy Paper fails to substantially implement the Proposal because it was not written with a view toward eliminating gender discrimination (which the Company does not engage in), and because it did not include moral or ethical considerations (which are not addressed in the Proposal). The Company believes it has adequately addressed the Proponent's request and that the Proposal already has been substantially implemented by the Company.

Please call me directly at 860-273-6252 if you have any questions or need further information, or as soon as a Staff response is available.

Very truly yours,

William C. Baskin III
Senior Corporate Counsel

cc: Ms. Julie N.W. Goodridge, President of NorthStar Asset Management, Inc. (via Email)
Mr. Sanford J. Lewis, Attorney (via Email)

SANFORD J. LEWIS, ATTORNEY

February 24, 2009

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Aetna Inc. seeking a report on policy responses to public concerns about gender and insurance, submitted by NorthStar Asset Management

Dear Sir/Madam:

NorthStar Asset Management, Inc. (the "Proponent") is the beneficial owner of common stock of Aetna Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated January 30, 2009 sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2009 proxy statement by virtue of Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as well as the aforementioned Rules, it is our opinion that the Proposal must be included in the Company's 2009 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to William C. Baskin III, Senior Corporate Counsel, Aetna Inc.

SUMMARY

The issue of gender discrimination in health insurance availability and pricing represents a major social policy issue facing the company. The company has not substantially implemented the proposal because the company's three page consumer information document that the company references does not address core issues of unfair discrimination against women. The resolution does not relate to excludable ordinary business because it addresses a major social policy concern related to the company, allegations of unfair gender discrimination.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

THE PROPOSAL

For the convenience of the Staff, the proposal in its entirety states:

Gender Inequality in Health Insurance

WHEREAS, our CEO Ronald Williams claims that Aetna's reputation for excellence and integrity is one of our company's most valuable assets;

Aetna has long supported the position that predictive genetic information should not be used to determine eligibility for health insurance coverage or set premiums (*News Release*, May 01, 2008);

Concerns about inconsistent company policies that discriminate based on gender have been raised by women's groups. In their 2008 publication, "Nowhere to Turn," the National Women's Law Center documents that insurers used gender to arbitrarily charge women up to 48% more than men for individual health coverage;

The study also found that in some states insurers reject applicants for reasons that effectively exclude many women, such as having had a Caesarean section or surviving domestic violence, and that the vast majority of individual policies don't cover maternity care;

Yet almost every state has a law against sex discrimination in employment which courts and state officials have applied to employer's health benefit plans; thus, employers unlawfully discriminate under state and federal law if they charge female employees more than male employees for the same health coverage;

On November 3, 2008, a *New York Times* editorial calls for the elimination of gender-based premiums in individual health insurance markets and the *Miami Herald* asks Congress to investigate the issue;

Recommendations from the National Women's Law Center study include prohibiting insurers from considering gender when establishing premiums in the individual insurance market;

A spokeswoman for Aetna said the company has used gender to set rates since it began offering individual policies in 2005 (*Los Angeles Times*, June 22, 2008);

Aetna's reputation for excellence and integrity, as well as its commitment to fair and equal treatment of its customer base is vital to retaining shareholder value.

RESOLVED, shareholders request that the Board publish a report to shareholders, omitting proprietary information and at a reasonable cost, describing our Company's policy responses to public concerns about gender and insurance, above and beyond legal compliance.

Supporting statement: Proponents urge that the report be prepared with a view toward eliminating inappropriate gender discrimination in insurance availability and rate setting.

BACKGROUND

The issue of gender inequality in health insurance premiums issued to individuals (as opposed to issued by employers) has become a major social policy issue for insurance companies. While legal requirements prevent employers from discriminating in insurance premium rates for their employees, individuals purchasing insurance policies on the open individual insurance markets face dramatic gender discrimination in pricing and availability.

The issue has become highly visible in the media, beginning in June 2008 with a Los Angeles Times article, "Insurance 'eggheads' make women pay." In October 2008, the New York Times followed with an article which stated: "Striking new evidence has emerged of a widespread gap in the cost of health insurance, as women pay much more than men of the same age for individual insurance policies providing identical coverage, according to new data from insurance companies and online brokers. Some insurance executives expressed surprise at the size and prevalence of the disparities, which can make a woman's insurance cost hundreds of dollars a year more than a man's."

The issue escalated in November with the **New York Times issuing an editorial calling for elimination of gender-based premiums in individual health insurance markets,** and the **Miami Herald calling for Congress to investigate the issue. See Exhibit A of this Letter for News Clips.**

Aetna in particular has been placed on the spot over this issue in articles that appeared in the New York Times ("...The disparities are evident in premiums charged by major insurers like Humana, UnitedHealth, Aetna and Anthem..."), the Los Angeles Times ("Aetna Inc. apparently introduced the idea..."), and the Hartford Courant ("In Connecticut, one individual Aetna plan with a $3,000 annual deductible would cost a 30-year-old woman $101 a month - 40 percent more than the $72 for a man the same age.").

As a public policy issue, this appears to be following a similar trajectory to the historic fights over racial discrimination and genetic predisposition in insurance premium setting. Historically, insurance companies made decisions to eliminate their discriminatory pricing practices in these arenas. The present resolution seeks to encourage the company to attend to this issue independent of any future state regulatory requirements.

ANALYSIS

I. The resolution has not been substantially implemented, because the report issued by the company is not responsive to the shareholder resolution's report request.

The Resolution requests that Aetna issue a report on its policy responses to public concerns about gender and insurance, and urges in the supporting statement that the report be prepared with a ***view toward eliminating inappropriate gender discrimination in insurance availability and rate setting***. The resolution is asking that Aetna respond to public concerns about wrongful sex discrimination in rate setting, but the company has only issued a report that describes those instances where and why the company considers gender to be an ***appropriate*** element in rate setting. As such, it has not substantially implemented the request of the resolution.

In the various news articles and public reports regarding this gender discrimination issue it has been widely acknowledged that insurance companies are issuing reports justifying their current discriminatory practices. For instance, the National Women's Law Center report, "Nowhere to Turn" notes:

> Representatives of the insurance industry argue that gender rating is actuarially justified—or that it reflects actual differences in the cost of providing health insurance to women versus men; they contend that premiums are higher because women, on average, have higher hospital, physicians' and other health care costs than men...
>
> In contrast, over forty years ago the insurance industry voluntarily abandoned the practice of using race as a rating factor, despite their position that it was actuarially based, and several states adopted statutes expressly banning the practice. Just as in the case of race, it is bad public policy to allow this discrimination to continue outside of the employer-provided benefits setting, where gender rating has been banned nationwide for over thirty years.
>
> *Nowhere to Turn*, National Women's Law Center, (2008), page 9.

In the document which the Company asserts to substantially implement the proposal, *"You Should Know" Policy Perspectives: The Role of Gender in Individually Purchased Health Insurance*, (Exhibit B. of the No Action Request letter), the Company talks about how and why it uses "*gender to set rates,*" in place of discussing *discrimination.* The entire three pages basically make one argument summarized at the beginning as:

> Men and women use health care services differently and, therefore, are charged different premiums when they purchase health insurance in the individual market, when permitted by state regulations. Our claims experience has shown that at older ages (typically beginning around ages 50-55), men generally utilize more services than women, and thus they are more likely to pay higher premiums for health insurance. At younger ages, however, women typically use more services than men, and therefore have higher premium costs. (Page 1 of Exhibit B of No Action Request Letter.)

(Page 1 of Exhibit B of No Action Request Letter.)

Although the Company's three page report provides some examples of how increased health costs might justify higher rates for women, the report provided by Aetna is entirely unresponsive to the challenge posed to them by news reports and advocates cited in the resolution. Their report fails to answer or discuss the question of when and where it may be inappropriate to discriminate based on gender --when the company should **not** use sex to set rates (discriminate). The omitted information and discussion is exactly the policy issue with which the public is concerned.

The proposal focuses on types of gender discrimination that fail to withstand the test of reasonableness or moral acceptability. For example, the proposal refers to a study which found "that in some states insurers reject applicants for reasons that effectively exclude many women, such as having had a Caesarean section or surviving domestic violence, and that the vast majority of individual policies don't cover maternity care."

On many other analogous issues, insurers are careful to avoid discrimination because of the moral implications. For example, as the Proposal explains, Aetna has long supported the position that predictive ***genetic information*** should not be used to determine eligibility for health insurance coverage or set premiums. In the Company's statement that predictive genetic information should not be used to determine eligibility for healthcare coverage, Aetna is choosing to **not apply** discrimination based upon an underlying moral belief that it would be wrong to do so. But the report that the company offers provides no clarification at all as to whether there are similarly prohibited categories of discrimination relating to gender. The reader would not know from the company's report where the company stands on morally reprehensible forms of discrimination that are currently applied to women. For instance, it is only women, given their genetic makeup, who are able to give birth, through Cesarean section or otherwise and for whom maternity care is a needed service.

Although the company's consumer information fact sheet seems to present a singular logic of linking rate-setting to predictable costs of services for individuals, this logic falls apart when overlain with the social challenges posed by public policy and public morality. For example, African American men have a propensity for sickle cell anemia, and by Aetna's logic, one would charge African American men more than white men. However, this would be ***wrongful*** discrimination because there are other issues involved in setting cost. Based on public policy insurers have recognized the need to **not discriminate** based upon race. The issues raised in the Proposal regard public concerns on discrimination by gender are similar to those raised **before race had been recognized as an inappropriate basis for discrimination**. From the standpoint of the request of the resolution, it is Aetna's responsibility to examine discrimination based upon gender as an important public policy issue, just as race was in the last century.

Just as it is discriminatory to avoid hiring women between the ages of 20 and 40 because they are of childbearing age (and may be less available than men of that age due to their childbearing and parenting responsibilities), the emerging public policy stance of commentators and advocates that the company must respond to in the proposed report is that it is also wrongfully discriminatory for women to be charged more for health insurance because they are between the ages of 20 and 40, even though the cost of bearing a child is higher than the cost of many other procedures that men in that age range might undergo. The company report ignores any genuine discussion of such public policy challenges that are being leveled at insurers as a result of their failure to demarcate and proscribe any arenas of gender discrimination.

II. The Proposal is not excludable as relating to ordinary business operations of Aetna because it relates to a major social policy issue facing the company.

Gender discrimination is clearly a major social issue, similar to race. The Securities and Exchange Commission explained the purpose of the ordinary business exception in Release 34-40018; IC-23200; File No. S7-25-97, "Amendments to Rules on Shareholder Proposals," Final Rule, under section III. "The Interpretation Of Rule 14a-8(c)(7): The "Ordinary Business" Exclusion:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. **However, proposals** [*48] **relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.**
>
> "The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

In numerous instances, issues related to rate setting or other issues regarding the management of a company which might otherwise be deemed ordinary business have been found by the staff to not be excludable as ordinary business where they related to a public policy issue such as discrimination.

In *Citizens Corp.*, (March 11, 1998) the shareholder proposal asked the Company to commission a study to measure the participation of poor, less educated, and urban consumers insured in the

Company's group automobile and homeowners insurance programs to see if discrimination was being practiced. The company argued that "group insurance is governed by state law and is legal in all of the states in which Citizens writes such insurance. The decision regarding the types of products a company will offer, within the purview of the law, is an integral part of the everyday business strategies of each individual company through its board of directors and is not a proper subject for shareholders at large." However, the proponent argued that the company's current practices might "discriminate against constitutionally protected classes of persons [denying] ...access to insurance on the basis of income, location, education, race, ethnic origin, or religion..." The staff apparently agreed with the argument and found the resolution to be not excludable.

More recently, in *Wells Fargo & Company* (February 21, 2006) the resolution asked the Board of Directors to prepare a special report, providing explanations of racial and ethnic disparities in the cost of loans provided by the company. Although the cost of loans provided by a company might generally be considered a matter of ordinary business, this resolution was nonexcludable even though it asked for fairly specific details with regard to rate setting:

> 1) How does Wells Fargo explain the racial and ethnic disparities pertaining to high cost mortgages revealed in the company's Home Mortgage Disclosure Act data?
> 2) Does Wells Fargo believe that the company's racial and ethnic disparities in high cost loans affect the home affordability or wealth-building benefits of homeownership for their minority customers?
> 3) Does Wells Fargo believe some of these disparities are explained by the racial wealth divide prevalent in the United States? If so, what does Wells Fargo believe can be done to lessen this divide?

Similarly, in *OGE Energy, Inc.*, (February 24, 2004) the proposal requested that OGE amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and take steps to substantially implement that policy. The proposal was not considered to be excludable as ordinary business.

While in general consumer information policies are often treated as ordinary business, because there was an issue of discrimination in promotion of menthol cigarettes to African-Americans a resolution was not excludable in *Loews Corp.*, (February 9, 2006) when it asked the company to undertake a campaign aimed at African Americans apprising them of the unique health risks to them associated with smoking menthol cigarettes.

In *Wal-Mart Stores, Inc.*, (February 17, 2004) the proposal asked that the board prepare a special report documenting the distribution of 2003 equity compensation by race and gender of the recipient of the stock options and restricted stock awards (i.e., percentage of options and restricted stock received by white men, white women, African-American men, African-American women and so on). The report also asked for context explaining the recent trends in equity compensation granted to women and employees of color. Even though the company argued that the Staff has consistently concurred in the exclusion of proposals dealing with employee compensation and benefits that are not limited to executive officers, the proponent prevailed by asserting the Proposal is a matter of social policy, specifically social policy dealing with the issue of corporate diversity. The Proponents acknowledged that the Proposal does deal with matters of general employee compensation, but only in order to serve the higher purpose of insuring that sound social policy is carried out.

The same result regarding the employee benefits occurred also in *International Business Machines Corp.*, (February 16, 2000) where the proposal requested that the board adopt a policy: (1) that all employees, regardless of age, receive the same retirement medical insurance and pension choice as employees who are within five years of retirement; and (2) that the portable cash-balance plan provide a monthly annuity equal to that expected under the old pension plan or a lump sum that is actuarially equivalent.

Conclusion

As demonstrated above, the Proposal is not excludable under the asserted Rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also please fax a copy of any decision to me at 781 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Julie N.W. Goodridge, President, NorthStar Asset Management, Inc.
William C. Baskin III, Senior Corporate Counsel, Aetna, Inc.

EXHIBIT A

NEWS ARTICLES REGARDING GENDER AND INSURANCE

New York Times
November 3, 2008
Editorial
Gouging Women on Health Insurance

As tens of thousands of workers lose their jobs — and their group health insurance — in a worsening economy, they will have to scramble to find affordable insurance policies in the open market. The problems will be particularly acute for women, who often pay far higher premiums than men for the same health coverage, if they can get coverage at all.

The inequities in the health insurance market were described in a recent report by the National Women's Law Center and in an article by Robert Pear in The Times. If women are covered by an employer's group policy, they are usually protected by federal antidiscrimination laws. The states, however, regulate the market for individually bought policies, and most offer women few protections against discrimination. New York is a notable exception.

After checking policies around the country, Mr. Pear found that women can pay hundreds of dollars a year more than men for identical coverage. The Law Center's analysis of 3,500 individual health insurance plans found that insurers charged 40-year-old women anywhere from 4 percent to 48 percent more than they charged men of the same age.

The study also found that in some states insurers are allowed to reject applicants for reasons that effectively exclude many women, such as having had a Caesarean section or surviving domestic violence, and that the vast majority of individual policies don't cover maternity care.

The insurance industry justifies charging higher premiums on actuarial grounds — that women between the ages of 19 and 55 make greater use of health care services than do men. Women are more likely to take prescription medications on a regular basis, more likely to have chronic conditions requiring ongoing treatment, and their reproductive health needs require them to get regular checkups whether or not they have children. That doesn't explain why one Missouri company charges 40-year-old women 140 percent more than men; another only 15 percent more.

Insurance companies long ago stopped charging premiums based on race, even though they offered similar actuarial arguments. There are laws against using gender to set rates in employer-based health insurance. Surely it is time to eliminate gender-based premiums in the individual health insurance market as well. Otherwise women, who typically earn less than men, may find themselves priced out of adequate health coverage.

Hartford Courant (Connecticut)

February 11, 2009 Wednesday

BILL TARGETS GENDER-BASED RATES; HEALTH INSURANCE

DIANE LEVICK dlevick@courant.com

Connecticut women under 40 would pay less for individual health insurance policies if legislators approve a ban on using gender to figure rates, a practice condemned by consumer advocates as discrimination.

But the proposal, considered Tuesday by the state legislature's insurance and real estate committee, would result in higher premiums for other policyholders, an industry lobbyist warned.

The committee hearing also included a bill that would stop health insurers from using gender and age in rates for small employers.

Attorney General Richard Blumenthal has not taken a position on the small-employer bill, but he and Teresa C. Younger, executive director of Connecticut's Permanent Commission on the Status of Women, held a press conference to promote a ban on gender-based rates in individual health insurance.

Basing rates on gender "should be as illegal as it would be on the basis of race or religion," and it's "unconscionable and unacceptable," Blumenthal said.

A nationwide report in September by the National Women's Law Center in Washington, D.C., found that insurers charged 40-year-old women 4 percent to 48 percent more than 40-year-old men for the same plans.

In Connecticut, one individual Aetna plan with a $3,000 annual deductible would cost a 30-year-old woman $101 a month - 40 percent more than the $72 for a man the same age.

The use of gender by insurers reflects differences in risk between men and women and is not bias, said Keith Stover, a lobbyist for the Connecticut Association of Health Plans. "It's not a political event or statement; it's a factual actuarial analysis that occurs," he said.

If gender is banned from rate making, premiums will rise for some people while falling for others because the ban does not change the overall level of claims, Stover said.

Younger men would likely end up paying more. Some plans now charge middle-aged men more than women, but that could change, too. The law center study showed that premiums for 55-year-old women ranged from 22 percent less to 37 percent more than for 55-year-old men.

Blumenthal acknowledged that the gender ban would raise premiums for some, but he believes "the incremental cost would be minimal" and would not increase the number of uninsured.

Stover called the proposed ban on gender and age in small employers' rates "highly problematic." It can lead to an "actuarial death spiral" as lower-risk groups find premiums unaffordable and go without insurance, leaving a larger proportion of higher-claim groups still insured, he said.

The Miami Herald
November 3, 2008 Monday

Section A; Pg. 26
Women pay more for insurance -- why?;
OUR OPINION: No easy answers. Congress should convene hearings.

It is an unpleasant fact that life sometimes can be an uneven experience, delivering different results for the same effort, or producing failure when success is warranted. In a well-organized society such as ours, insurance is designed to even out the rough spots somewhat by spreading risk broadly.

Which is why it should come as a surprise that women pay more than do men of the same age for identical healthcare coverage provided by individual-insurance policies. What is worse, men and women are finding it exceedingly expensive, if not impossible, to find coverage for some illnesses through the individual-insurance market.

Revealing study

This is something Congress should look into, not with a mind-set of heavy-handed mandates, mind you, but with the idea of listening to healthcare consumers and insurance companies and finding common ground for new approaches. A recent study by the National Women's Law Center shed some light on the matter. See the study at www.nwlc.org/; click on the report, *Nowhere to Turn*. . .

The study found that the individual-insurance market -- unlike group insurance purchased through an employer -- uses "gender rating." This allows an insurer to charge women higher premiums than men for the same coverage. More and more people are discovering these discrepancies thanks to the failing U.S. economy, which has resulted in job losses for hundreds of thousands of Americans, who find themselves looking for new insurance coverage.

Some recently laid-off people who had full healthcare coverage in their previous jobs are finding that they can't get coverage at any price with individual insurers for some ailments because of "preexisting conditions." Moreover, many women are finding that they are paying 30 percent more for insurance than men because of their gender. Insurers say their claim experiences show that women use healthcare services more and, therefore, are charged more. In other words, women are more likely to get checkups and visit the doctor more because, well . . . they just do.

Illogical comparison

Some insurers say this is similar to auto-insurance rates that are higher for men than women because men have more accidents and file more claims. The comparison seems logical but, in fact, it really is not. Women who proactively monitor their health may identify problems earlier, get treatment sooner and ultimately cost an insurer less. A man who crashes his car isn't involved in proactive, preventive behavior.

Society's long-term interest should be to promote more of the former behavior than the latter. This should be the goal of insurers, too. Finding a nexus between affordable healthcare and a financially viable insurance market won't be easy. Congress can get closer to a solution by hearing from, and listening to, all parties.

Women Buying Health Policies Pay a Penalty

By ROBERT PEAR
New York Times
Published: October 29, 2008

WASHINGTON — Striking new evidence has emerged of a widespread gap in the cost of health insurance, as women pay much more than men of the same age for individual insurance policies providing identical coverage, according to new data from insurance companies and online brokers.

Some insurance executives expressed surprise at the size and prevalence of the disparities, which can make a woman's insurance cost hundreds of dollars a year more than a man's. Women's advocacy groups have raised concerns about the differences, and members of Congress have begun to question the justification for them.

The new findings, which are not easily explained away, come amid anxiety about the declining economy. More and more people are shopping for individual health insurance policies because they have lost jobs that provided coverage. Politicians of both parties have offered proposals that would expand the role of the individual market, giving people tax credits or other assistance to buy coverage on their own.

"Women often fare worse than men in the individual insurance market," said Senator Max Baucus, Democrat of Montana and chairman of the Finance Committee.

Insurers say they have a sound reason for charging different premiums: Women ages 19 to 55 tend to cost more than men because they typically use more health care, especially in the childbearing years.

But women still pay more than men for insurance that does not cover maternity care. In the individual market, maternity coverage may be offered as an optional benefit, or rider, for a hefty additional premium.

Crystal D. Kilpatrick, a healthy 33-year-old real estate agent in Austin, Tex., said: "I've delayed having a baby because my insurance policy does not cover maternity care. If I have a baby, I'll have to pay at least $8,000 out of pocket."

In general, insurers say, they charge women more than men of the same age because claims experience shows that women use more health care services. They are more likely to visit doctors, to get regular checkups, to take prescription medications and to have certain chronic illnesses.

Marcia D. Greenberger, co-president of the National Women's Law Center, an advocacy group that has examined hundreds of individual policies, said: "The wide variation in premiums could not possibly be justified by actuarial principles. We should not tolerate women having to pay more for health insurance, just as we do not tolerate the practice of using race as a factor in setting rates."

Without substantial changes in the individual market, Ms. Greenberger said, tax credits for the purchase of insurance will be worth less to women because they face higher premiums.

The disparities are evident in premiums charged by major insurers like Humana, UnitedHealth, Aetna and Anthem, a unit of WellPoint; in prices quoted by eHealth, a leading online source of health insurance; and in rate tables published by state high-risk pools, which offer coverage to people who cannot obtain private insurance.

Humana, for example, says its Portrait plan offers "ideal coverage for people who want benefits like those provided by big employers." For a Portrait plan with a $2,500 deductible, a 30-year-old woman pays 31 percent more than a man of the same age in Denver or Chicago and 32 percent more in Tallahassee, Fla.

In Columbus, Ohio, a 30-year-old woman pays 49 percent more than a man of the same age for Anthem's Blue Access Economy plan. The woman's monthly premium is $92.87, while a man pays $62.30. At age 40, the gap is somewhat smaller, with Anthem charging women 38 percent more than men for that policy.

Todd A. Siesky, a spokesman for WellPoint, declined to comment on the Anthem rates.

Thomas T. Noland Jr., a senior vice president of Humana, said: "Premiums for our individual health insurance plans reflect claims experience — the use of medical services — which varies by gender and age. Females use more medical services than males, and this difference is most pronounced in young adults."

In addition, Mr. Noland said, "Bearing children increases other health risks later in life, such as urinary incontinence, which may require treatment with medication or surgery."

Most state insurance pools, for high-risk individuals, also use sex as a factor in setting rates.

Thus, for example, in Dallas or Houston, women ages 25 to 29 pay 39 percent more than men of the same age when they buy coverage from the Texas Health Insurance Risk Pool.

In Nebraska, a 35-year-old woman pays 32 percent more than a man of the same age for coverage from the state insurance pool.

Representative Xavier Becerra, Democrat of California, said that "if men could have kids," such disparities would probably not exist.

Elizabeth J. Leif, a health insurance actuary in Denver who helps calculate rates for Nebraska and other states, said: "Under the age of 55, women tend to be higher utilizers of health care than men. I am more conscious of my health than my husband, who will avoid going to the doctor at all costs."

"Many state insurance laws require insurance policies to cover complications of pregnancy, even if they do not cover maternity care," Ms. Leif said. Insurers say those complications generate significant costs.

Representative Lloyd Doggett, Democrat of Texas, asked, "How can insurers in the individual market claim to meet the needs of women if maternity coverage is so difficult to get, so inadequate and expensive?"

Cecil D. Bykerk, president of the Society of Actuaries, a professional organization, said that if male and female premiums were equalized, women would pay less but "rates for men would go up."

Mr. Bykerk, a former executive vice president of Mutual of Omaha, said, "If maternity care is included as a benefit, it drives up rates for everybody, making the whole policy less affordable."

The individual insurance market is notoriously unstable. Adults often find it difficult or impossible to get affordable coverage in this market. In most states, insurers can charge higher premiums or deny coverage to people with health problems.

In job-based coverage, civil rights laws prohibit sex discrimination. The Equal Employment Opportunity Commission says employers cannot charge higher premiums to women than to men for the same benefits, even if women as a class are more expensive. Some states, including Maine, Montana and New York, have also prohibited sex-based rates in the individual insurance market.

Mila Kofman, the insurance superintendent in Maine, said: "There's a strong public policy reason to prohibit gender-based rates. Only women can bear children. There's an expense to that. But having babies benefits communities and society as a whole. Women should not have to bear the entire expense."

And that expense can be substantial.

In Iowa, a 30-year-old woman pays $49 a month more than a man of the same age for one of Wellmark's Select Enhanced plans. Her premium, at $151, is 48 percent higher than the man's.

Los Angeles Times
June 22, 2008 Sunday
Business Desk; Part C; Pg. 1
Insurance 'eggheads' make women pay
DAVID LAZARUS, CONSUMER CONFIDENTIAL

When it comes to health insurance, Valencia resident Tova Hack's first problem is that she works part time and thus needs an individual policy for medical coverage because her employer doesn't offer one.

Her second problem is that she's a woman.

Hack, 22, a grad student at Cal State Northridge, is insured by Blue Shield of California. She just found out that the cost of her bare-bones, high-deductible insurance plan is going up 20%, to $119 a month from $99.

But the real surprise -- which Blue Shield neglected to point out in its recent letters to individual policyholders but which was apparent from a close reading of an accompanying chart -- is that men and women will now be charged different rates.

The change takes effect July 1.

"I don't think it's fair at all," said Hack. "I'm in perfectly fine health."

That may be. But as far as Blue Shield is concerned, Hack and all other women are somehow more accident-prone, or more likely to break a bone, or more susceptible to costly ailments.

Why? Because they're women.

"Our egghead actuaries crunched the numbers based on all the data we have about healthcare," explained Tom Epstein, a Blue Shield spokesman. "This is what they found."

That women get sicker than men?

"It's all about the statistics," Epstein said.

It's not about pregnancy, though. Hack's policy doesn't even cover pregnancy and maternity care.

No, this is purely a matter of Blue Shield deciding that women, as a general rule, are more expensive to insure than men.

Perhaps this is partly because women are more likely to seek preventive care, according to the Kaiser Family Foundation. But this should make them better insurance risks. After all, they're proactively working to stay healthy.

And isn't that exactly what insurers encourage people to do?

"It doesn't make any sense," said Alice Wolfson of United Policyholders, a San Francisco-based advocacy group. "The insurers aren't assessing risk. They're assessing how much healthcare is used, even when it's preventive treatment."

A spokesman for the California Department of Insurance said there were no regulations preventing gender-based pricing for individual policies.

Vehicle insurers also use gender in determining rates. In their case, though, men often pay more for coverage because they're viewed as the greater risk. Supposedly guys drive more recklessly and get into more accidents.

Yet men are nevertheless viewed as a lesser medical liability than women, who live longer on average because they tend to eat right, exercise more frequently and take better care of themselves.

Men and women start out as equals in Blue Shield's eyes. The pricing chart for the insurer's Balance Plan 1700 -- the plan Hack signed up for -- shows that 18-year-old men and women are both charged $98 a month.

By age 20, women are paying $119 monthly, while men are charged $110.

When they turn 35, women are paying $174 a month compared with the $162 men are paying. By age 45, women are up to $271 a month, while men pay $25 less, or $246.

The gap persists until women and men reach the age of 60. At this point, women are paying $548 a month for insurance, while menfolk see their premium soar to $589.

From 65 onward, just as Medicare is kicking in, women are charged $633 and men are shelling out $681.

None of these rates include dependents.

Epstein couldn't explain the trend, saying again only that Blue Shield's "egghead actuaries" concocted the numbers.

But he emphasized that Blue Shield wasn't the first to come up with gender-specific pricing for individual health insurance. Aetna Inc. apparently introduced the idea to California, followed by Anthem Blue Cross.

"We've done it because our competitors are doing it," Epstein said. "We don't want to get a disproportionate share of high-risk people."

By "high-risk people," what he means is "women."

And what Epstein is basically saying is that if women are indeed costlier to insure, and if Blue Shield doesn't price its policies accordingly, more women will want to be insured by Blue Shield.

Can't have that.

A spokeswoman for Aetna said the company has used gender to set rates since it began offering individual policies in California in 2005. She said the practice reflects "the underlying difference in costs between males and females by age," which is "well documented by actuarial studies."

A spokeswoman for Anthem Blue Cross said the company's individual rates can be affected by "current health status, medical history, age, gender, residence and occupation." She said gender was added to the mix last year.

A Kaiser Permanente spokesman said the company didn't differentiate by gender. But he said Kaiser was aware that other insurers were doing it and was keeping an eye on the market.

Blue Shield's Epstein said gender-specific pricing was being phased in for all of the insurer's 330,000 individual policies. He also said that although some policies were going up in price, others were holding prices steady but cutting back on benefits.

"Healthcare costs are going up dramatically," Epstein said. "If you have the same benefits, the rate is going to go up."

Individual health insurance typically costs more than group coverage because the risks can't be spread among a large number of people. Such risk pools allow all people with group policies to be insured equally, without biases for age or gender.

Many individual policies come with high deductibles and are intended primarily to cover major problems.

Blue Shield is by no means alone in jacking up rates or cutting benefits for policyholders. Premiums for employer-sponsored insurance plans rose by an average 6.1% last year, according to the Kaiser Family Foundation. The average premium for family coverage ran $12,106, with workers paying $3,281 of that amount.

Premiums for nongroup policies ranged from $1,163 to $5,090 for individuals and $2,325 to $9,201 for families.

But parsing rates according to gender is a relatively new phenomenon. If women are more expensive than men to insure, and middle-aged women are significantly more expensive than middle-aged men, what about, say, older women with red hair? After all, they have fairer skin and thus are more susceptible to skin cancer.

How about if, statistically speaking, blacks are more expensive to insure than whites? Or Christians more expensive to cover than kosher-observing Jews?

How far will insurers go in determining risks?

"That's a good question," Epstein replied, although he said it's "not economical to try" distinctions that go beyond age and gender.

Hack said she'll be graduating next year and looks forward to landing a full-time job as a teacher.

"Hopefully I'll be working for a school district," she said. "I hear they have really good insurance."

For the moment at least.

Los Angeles Times
January 28, 2009
Business Desk; Part C; Pg. 1
COURTS;
Lawsuit assails 'gender rating';
It says state health insurers are allowed to charge women more for individual policies.

Nathan Olivarez-Giles

California insurers are discriminating against women, charging them more for individual health insurance than men, the city of San Francisco maintained in a lawsuit filed Tuesday against the state regulators who govern them.

The suit contends that Insurance Commissioner Steve Poizner and Cindy Ehnes, director of the Department of Managed Health Care, approved a system that allows the insurance companies to impose "gender rating" when pricing policies, resulting in women paying as much as 39% more for coverage then men.

At issue in the suit are rates for individuals and not group policies. These policies are often purchased by people who are unemployed or work for businesses that don't offer health insurance or adequate coverage.

The lawsuit contends that the state's existing health insurance laws are unfair to women and should be declared unconstitutional. Poizner's office disagreed and said the rates were in line with state law.

"The Department of Insurance implements the laws as passed by the Legislature," spokesman Darrel Ng said. "The Legislature explicitly lists gender as one of the factors to be considered. Until the Legislature changes the laws or the courts decide differently, we will uphold the law."

Ten states outlaw the practice of "gender rating" health insurance rates for individual coverage -- but not California.

The lawsuit is part of a flurry of activity in Sacramento and around the state seeking to end gender rating in health insurance.

Since December, two bills have been introduced in the Legislature to address the issue: AB 119 and SB 54.

If either of the two bills were signed into law, the suit against the state could be dropped, San Francisco City Atty. Dennis Herrera said. "If the law is changed to stop gender rating, then there's really not much need to go through with the suit," he said.

California's state insurance law says gender rating is legal when backed up by statistics.

"Unless otherwise prohibited by law, premium, price or charge differentials because of the sex of any individual when based on objective, valid and up-to-date statistical and actuarial data or sound underwriting practices are not prohibited," the law says.

The Times reported in June that insurers Aetna Inc. and Anthem Blue Cross charged women in California more than men for individual coverage and that Blue Shield of California was about to follow suit.

Blue Shield spokesman Tom Epstein said at the time, "Our egghead actuaries crunched the numbers based on all the data we have about healthcare" and found that women were more accident-prone then men and more likely to break bones or get sick.

"It's all about the statistics," he said.

Blue Shield of California declined to comment on the lawsuit Tuesday.

Herrera said the need for changing the law was urgent.

"A lot of times, women are priced out of private health coverage because of the discriminatory practices by insurance companies," he said. "This means women have to rely on public hospitals and clinics, and over the last few years we've seen an influx of women who can't afford insurance come into San Francisco General Hospital."

As the economic downtown worsens and the costs of healthcare rise, Herrera said, the numbers of those who can't afford healthcare will grow.

"Our state is really behind the curve on this one," he said. "When women can't afford healthcare because they're priced out of it, they're not the only ones who pay for it. These women have to turn to the public health system, a system that is already strained as it is, and every taxpayer ends up paying for it."

--

nathan.olivarezgiles@latimes.com

CORRECTION: February 02, 2009

Insurance-bias lawsuit: An article in Wednesday's Business section, about a lawsuit that says state regulators are allowing insurers to charge women more than men for individual health policies, misstated the position of the insurance commissioner on the suit. The suit by the city of San Francisco contends that Insurance Commissioner Steve Poizner and Cindy Ehnes, director of the state Department of Managed Health Care, approved a system that allows women to unfairly pay higher premiums and says that it should be declared unconstitutional. Wednesday's article incorrectly said that Poizner's office disagreed with the lawsuit and that the rates were in line with state law. The commissioner's office has not taken a position on the lawsuit or the constitutionality of the state law.

Aetna

Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156-3124

William C. Baskin III
Senior Corporate Counsel
Law and Regulatory Affairs, RC61
(860) 273-6252
Fax: (860) 754-9775

January 30, 2009

VIA EMAIL
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Aetna Inc. – Omission of Shareholder Proposal by NorthStar Asset Management, Inc.**

Ladies and Gentlemen:

Aetna Inc. (the "Company" or "Aetna") intends to omit from its 2009 proxy statement (the "Proxy Materials") a shareholder proposal submitted by NorthStar Asset Management, Inc. (the "Proponent") for the reasons set forth below. Please confirm that the staff members of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action to the United States Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8, the Company excludes from its Proxy Materials the proposal and supporting statement (collectively, the "Proposal") submitted by the Proponent.

The Proposal requests that the Company's Board of Directors publish a report to shareholders describing the Company's policy responses to public concerns about gender and insurance, above and beyond legal compliance. A copy of the Proposal and any related correspondence with the Proponent is attached hereto as Exhibit A.

It is Aetna's opinion that the Proposal may be omitted from the Company's Proxy Materials because (i) the report described in the Proposal has been published by the Company, and thus it may be omitted pursuant to Rule 14a-8(i)(10); and (ii) the Proposal relates to the Company's ordinary business operations, and thus it may be omitted pursuant to Rule 14a-8(i)(7).

Reasons for Exclusion of the Proposal

I. The Report Sought in the Proposal Has Been Published by the Company.

The Company believes that the Proposal may properly be excluded from the Proxy Materials under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. The exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management."

See Exchange Act Release No. 34-12598 (July 7, 1976). To be "substantially implemented," the proposal does not have to be "fully effected." *Exchange Act Release No. 20091* (August 16, 1983). Instead, the Staff has stated that if a company's policies, practices and procedures "compare favorably" with the requirements of the proposal, it has substantially implemented the proposal. *Texaco, Inc.* (March 28, 1991).

The Proposal requests that the Company's Board of Directors publish a report which describes the Company's "policy responses to public concerns about gender and insurance." When assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. *See Staff Legal Bulletin No. 14C, part D.2* (June 28, 2005). While the "public concerns" cited in the resolution are not articulated in detail, we believe the full text of the Proposal clearly indicates that the "public concerns" the requested report is being asked to address focus on concerns surrounding the consideration of gender in establishing individual health insurance premiums. The statements in the Proposal's "whereas" clause support this view by indicating concerns that women are "arbitrarily" charged more than men for individual health coverage and that women are denied individual health insurance coverage for reasons that effectively exclude many women, such as having had a Caesarean section or surviving domestic violence.

The Company believes it has substantially implemented the objective of the Proposal. It has published and made publicly available on its website at http://www.aetna.com/about/aoti/aetna_perspective/index.html a policy paper entitled The Role of Gender in Individually-Purchased Health Insurance (the "Gender Policy Paper"). A copy of the Gender Policy Paper is attached hereto as Exhibit B. The Gender Policy Paper explains the role gender plays in how the Company sets individual health insurance premiums and addresses the following topics: (1) reasons that the Company uses individual characteristics in setting individual health insurance premiums; (2) the different characteristics the Company considers in setting individual health insurance premiums, including gender; (3) reasons for higher individual health insurance premiums for women at younger ages and for men at older ages; (4) the effect on individual health insurance premiums if the health insurance industry did not consider gender in setting individual health insurance premiums; and (5) the ability of the entire individual health insurance industry to eliminate the use of gender in setting individual health insurance premiums as part of the broader view of individual health care reform in the United States. By describing the role and influence of gender and the effect of gender considerations in its decisions about individual health insurance premiums, the Company believes that its Gender Policy Paper more than adequately addresses the "public concerns" that are the focus of the Proposal.

The Staff has consistently concurred with the view that the means and manner of implementation are not determinative of substantial implementation; instead, a company may exclude a proposal under Rule 14a-8(i)(10) if that company substantially addresses the proposal's underlying interest and implements the proposal's essential objective. *See, e.g., Yum! Brands, Inc.* (March 6, 2008) (concurring with the exclusion of a proposal requesting the verification of the employment eligibility of all employees by both Social Security and Homeland Security E-Verify systems because the company verified the eligibility of all employees through other means, including the use of the Social Security system, without using the E-Verify system); *Wal-Mart Store, Inc.* (March 28, 2007) (concurring with the exclusion of a proposal requesting disclosure in a separate report to shareholders of the company's relationships with its executive compensation consultants or firms because the company provided information regarding executive compensation consultants through the alternative means of the company's proxy statement in compliance with the Commission's disclosure requirements); *The Talbots, Inc.* (April 5, 2002) (concurring with the exclusion of a proposal requesting that the company commit itself to the implementation of a code of conduct based on International Labor Organization human rights standards because the company substantially implemented the proposal through its own business practice standards).

Accordingly, the Company believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(10) because the Company has published and made publicly available to its shareholders the report sought by the Proposal.

II. The Proposal Relates to the Ordinary Business Operations of Aetna.

Rule 14a-8(i)(7) states that a registrant may omit a shareholder proposal from its proxy statement if "the proposal deals with a matter relating to the company's ordinary business operations." The Company believes that the Proposal, which deals with the Company's rate setting for individual health insurance premiums, is a matter relating to the Company's ordinary business operations. As discussed below, the Staff consistently has concurred that proposals relating to product pricing generally are excludable because they relate to ordinary business operations.

In its 1998 release amending Rule 14a-8, the Commission explained that the purpose of the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Exchange Act Release No. 34-40018* (May 21, 1998), *at 4*. In addition, the Commission further described the basis for exclusion as involving "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. The Commission noted that this exclusion may be implicated where the proposal "involves intricate detail, or seeks to impose specific ... methods for implementing complex policies." Id.

The Staff has concurred with the exclusion of proposals when the resolution and supporting statement, taken together and viewed as a whole, implicate ordinary business. *See General Electric Co.* (January 10, 2005) (exclusion permitted under the ordinary business argument even though the resolution itself was typically not excludable, i.e., that the Board's Compensation Committee should consider social responsibility and environmental issues as criteria in setting executive compensation, when the supporting statement addressed changing "the nature, presentation and content" of the company's films to minimize the depiction of smoking). In concurring that the *General Electric* proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." *See also Citigroup Inc.* (February 5, 2007) and *Pfizer Inc.* (January 31, 2007) (each permitting the exclusion of a proposal and supporting statement which requested that the company produce a business social responsibility report that included the company's plan to address specific public policy matters such as tax reform, litigation reform and reform of the Sarbanes-Oxley Act of 2002).

The Proposal's resolution requests that the Company's Board of Directors publish a report describing the Company's policy responses to public concerns about gender and health insurance. As noted above, statements in the Proposal clearly indicate that the Proposal is focused on how the Company establishes individual health insurance rates, a pricing decision that is fundamental to management's responsibilities at the Company. The Proposal cites a publication that "documents that insurers used gender to arbitrarily charge women" more than men for individual health insurance, and also includes a study's recommendations that insurers be prohibited from "considering gender when establishing premiums in the individual insurance market." The Proposal also refers to a newspaper article related to the Company in which "[a] spokeswoman for Aetna said the company has used gender to set rates..."

The resolution and the supporting statement as a whole demonstrate that the focus of the Proposal is to affect or entirely eliminate a particular factor used by the Company to determine individual health insurance premiums. The Company's ability to set health insurance premiums is a core function of management, and includes selecting those factors that should be taken into account or entirely ignored as well as analyzing the interplay and the importance of those factors chosen. Establishing the appropriate rates for its products is a pricing decision for the Company, and, particularly for an insurance company, the decision involves balancing a complex set of factors in order to set premiums at an appropriate level to fund its payment obligations under the insurance policies it issues. Forecasting those payment obligations requires careful study and judgment based upon an evaluation of multiple elements, in particular how those elements may work together. For this reason, decisions related to the choice of appropriate factors for consideration in the Company's rate setting process for individual health insurance premiums cannot be delegated to shareholders.

Proposals relating to product pricing have generally been excluded as relating to ordinary business operations. For example, in *Johnson & Johnson* (January 12, 2004), the Staff permitted exclusion of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company planned to respond to public pressure related to the affordability of prescription drugs. *See also The Western Union Co.* (March 7, 2007) (permitting exclusion of a proposal requesting a report reviewing the effect of the company's remittance practices and a comparison of the company's fees, exchange rates and pricing structures with other companies in the industry because it related to the prices charged by the company"); *NiSource Inc.* (February 22, 2007) (permitting exclusion of a proposal to make a program in which customers pay a surcharge to subsidize low income and hardship customers voluntary because it related to "the prices charged by the company"); *American Telephone and Telegraph Co.* (December 31, 1991) (exclusion permitted for a proposal relating to the company's method of timing and billing for residential toll calls because it related to "the prices charged by the company").

For the foregoing reasons, the Company believes that the Proposal should be excluded under Rule 14a(8)(i)(7) because it relates to the Company's ordinary business operations.

****

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov.

This letter is being filed no later than 80 days before the date Aetna currently intends to file its Proxy Materials. By copy of this letter, in accordance with Rule 14a-8(j), the Company is notifying the Proponent that Aetna does not intend to include the Proposal in its Proxy Materials.

Please call me directly at 860-273-6252 if you have any questions or need further information, or as soon as a Staff response is available.

Very truly yours,

William C. Baskin III
Senior Corporate Counsel

cc: Ms. Julie N.W. Goodridge, President of NorthStar Asset Management, Inc. (via Email and Overnight Mail)

Attachments: Exhibit A – Copy of proposal and any related correspondence
Exhibit B – Gender Policy Paper

Exhibit A

Copy of proposal and any related correspondence

NORTHSTAR ASSET MANAGEMENT INC

December 17, 2008

Mr. Christopher M. Todoroff
Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RW61
Hartford, CT 06156

AETNA / LAW
DEC 18 2008

Dear Mr. Todoroff:

As shareholders of Aetna Inc, we are concerned about the damaging consequences of gender inequality in health insurance. We believe that equity between genders is an important corporate governance issue and shareholders of public companies are increasingly concerned with discrimination. With recent publicity emerging regarding gender discrimination in health care premiums, we want to ensure that our Company is treating all of its customers fairly.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 4,520 shares of Aetna common stock, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors publish a report to shareholders describing our Company's policy responses to public concerns about gender and insurance.

As required by Rule 14a-8, NorthStar has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Aetna to publish a report on gender and insurance as requested will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Aetna Inc. and its shareholders.

Sincerely,

Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Gender Inequality in Health Insurance

WHEREAS, our CEO Ronald Williams claims that Aetna's reputation for excellence and integrity is one of our company's most valuable assets;

Aetna has long supported the position that predictive genetic information should not be used to determine eligibility for health insurance coverage or set premiums (*News Release*, May 01, 2008);

Concerns about inconsistent company policies that discriminate based on gender have been raised by women's groups. In their 2008 publication, "Nowhere to Turn," the National Women's Law Center documents that insurers used gender to arbitrarily charge women up to 48% more than men for individual health coverage;

The study also found that in some states insurers reject applicants for reasons that effectively exclude many women, such as having had a Caesarean section or surviving domestic violence, and that the vast majority of individual policies don't cover maternity care;

Yet almost every state has a law against sex discrimination in employment which courts and state officials have applied to employer's health benefit plans; thus, employers unlawfully discriminate under state and federal law if they charge female employees more than male employees for the same health coverage;

On November 3, 2008, a *New York Times* editorial calls for the elimination of gender-based premiums in individual health insurance markets and the *Miami Herald* asks Congress to investigate the issue;

Recommendations from the National Women's Law Center study include prohibiting insurers from considering gender when establishing premiums in the individual insurance market;

A spokeswoman for Aetna said the company has used gender to set rates since it began offering individual policies in 2005 (*Los Angeles Times*, June 22, 2008);

Aetna's reputation for excellence and integrity, as well as it's commitment to fair and equal treatment of its customer base is vital to retaining shareholder value.

RESOLVED, shareholders request that the Board publish a report to shareholders, omitting proprietary information and at a reasonable cost, describing our Company's policy responses to public concerns about gender and insurance, above and beyond legal compliance.

Supporting statement: Proponents urge that the report be prepared with a view toward eliminating inappropriate gender discrimination in insurance availability and rate setting.

Aetna
151 Farmington Avenue
Hartford, CT 06156

Judith H. Jones
Vice President and Corporate Secretary
Law & Regulatory Affairs, RW61
(860) 273-0810
Fax (860) 273-8340

December 29, 2008

VIA REGULAR MAIL AND FACSIMILE

Northstar Asset Management Inc.
Attn: Julie N.W. Goodridge
P.O. Box 301840
Boston, MA 02130

Re: **Your Letter to Aetna Inc. dated December 17, 2008**

Dear Ms. Goodridge:

This will acknowledge receipt of your letter dated December 17, 2008, concerning a shareholder proposal on gender and insurance. Aetna Inc. ("Aetna") received your letter on December 18, 2008, but we have not yet received verification of ownership of shares on behalf of Northstar Asset Management Inc. ("Northstar").

The inclusion of shareholder proposals in proxy statements is governed by the rules of the United States Securities and Exchange Commission, specifically Rule 14a-8. I have attached a copy of Rule 14a-8 for your reference.

Rule 14a-8(b) requires that Northstar be a record or beneficial owner of at least two thousand dollars in market value of Aetna common stock; have held such securities for at least one year by December 17, 2008, the date its proposal was submitted; and continue to own such securities through the date on which Aetna's 2009 annual meeting is held. Beneficial owners of Aetna's common stock, such as Northstar, also must provide sufficient verification of ownership.

As a beneficial owner, Northstar must provide Aetna with documentary support indicating the number of shares that Northstar owns through each nominee, as well as the date(s) Northstar acquired the shares. An account statement is not sufficient. You must provide to Aetna a written statement from the record holder of the securities, such as a broker or bank, verifying that Northstar has owned at least two thousand dollars in market value of Aetna common stock continuously for at least one year on December 17, 2008, the date Northstar submitted its proposal. In accordance with the SEC regulations mentioned above, your response to this letter which contains the missing information must be postmarked or transmitted electronically to Aetna no later than 14 calendar days after your receipt of this letter. Please direct your correspondence to me at the above address.

Very truly yours,

Judith H. Jones

NorthStar Letter (2).doc

[redacted]RTHSTAR ASSET MANAGEMENT INC

December 29, 2008

Ms. Judith H. Jones
Vice President and Corporate Secretary
Law and Regulatory Affairs
Aetna Inc.
151 Farmington Avenue, RW61
Hartford, CT 06156

Dear Ms. Jones:

At NorthStar Asset Management, Inc., stocks are held in our client accounts, and our contract with our clients gives us rights of beneficial ownership consistent with the securities laws, namely, the power to vote or direct the voting of such securities and the power to dispose or direct the disposition of such securities.

Please find enclosed a letter from our brokerage, Morgan Stanley, verifying that NorthStar has held the requisite amount of stock in Aetna Inc. for more than one year prior to filing the shareholder proposal.

Sincerely,

Mari C. Mather
Assistant for Client Services and Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Ferncroft Corporate Center
35 Village Road, Suite 601
Middleton, MA 01949

tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

Morgan Stanley

December 17, 2008

Mr. Christopher M. Todoroff
Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RW61
Hartford, CT 06156

Dear Mr. Todoroff:

Morgan Stanley acts as the custodian for NorthStar Asset Management, Inc. As of December 17, 2008, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 4,520 shares of Aetna Inc. common stock in its clients' account. Morgan Stanley has continuously held these shares on behalf of NorthStar prior to December 17, 2007.

Sincerely,

Donna K. Colahan
Vice President
Financial Advisor

Investments and Services are offered through Morgan Stanley & Co. Inc. Member SIPC

The information contained herein is based on data obtained from sources believed to be reliable. However, such data is not guaranteed as to its accuracy or completeness and is for informational purposes only. Clients should refer to their confirmations and statements for tax purposes as the official record of their account.

<u>Exhibit B</u>

Gender Policy Paper

"You Should Know" Policy Perspectives
The Role of Gender in Individually-Purchased Health Insurance

You Should Know:

- For individuals who do not obtain health coverage through an employer and instead purchase coverage in the individual market, premiums are determined on the basis of that individual's expected health care costs and utilization. Some of the factors typically used by health insurers to determine premiums include age, family size, geographic region, health status and gender. Using these pricing factors helps to ensure that premiums fairly reflect each individual's expected costs, promotes a more diverse and affordable marketplace, and encourages and rewards individuals who make healthy choices.

- Men and women use health care services differently and, therefore, are charged different premiums when they purchase health insurance in the individual market, when permitted by state regulations. Our claims experience has shown that at older ages (typically beginning around ages 50-55), men generally utilize more services than women, and thus they are more likely to pay higher premiums for health insurance. At younger ages, however, women typically use more services than men, and therefore have higher premium costs.

- The relationship between gender and health insurance premiums is complex and is one of many factors we think about within the broader context of health care reform. Achieving universal access to affordable coverage is an important goal, and we believe the most sensible approach for achieving that goal is to require everyone to possess coverage. Importantly, if structured properly, such a requirement would encourage personal responsibility by recognizing that those who can afford health coverage should purchase it, and by acknowledging that government should help pay for those who truly cannot afford it.

Background:

Health insurance is designed to protect people against the financial costs they could incur should they need to access health care (whether preventive or unexpected care). The system is designed to work in a way that encourages people to access insurance before they know how much health care they will use. Tailoring premiums according to health risk and expected costs and utilization is an important tool for encouraging people to purchase insurance before they know how much health care they will use. But it is also a key approach health plans use for keeping insurance as affordable as possible for all customers. The vast majority of states have allowed different "rating factors," like age, family size, geographic region, health status and gender, to be used to determine expected utilization of services, allowing health plans to set prices in a way that accurately reflects the amount of health care a person is expected to use.

Allowing health plans to use rating factors ensures that individuals pay the appropriate amount for their expected use of health care services and helps keep coverage as affordable as possible for all policyholders. Eliminating or limiting health plans' ability to use individual rating factors would result in lower-use (and therefore lower-cost) individuals paying more than they otherwise would – these individuals would, in essence, be subsidizing the costs associated with higher-use (and higher-cost) individuals. For example, eliminating gender as a rating factor would mean that for younger individuals, men would subsidize women, and for older individuals, women would subsidize men. Importantly, this type of cross subsidization has been shown to lead lower-use individuals to opt out of coverage and to increase average rates for all covered individuals.

The Aetna Difference:

The competitive nature of the marketplace demands that health plans deliver quality products and services at a good value to all customers, or risk losing cost-conscious customers. Aetna's principal goal is to deliver the most valuable products to as many individuals as possible, irrespective of gender or other personal or demographic characteristics. While some would contend that current rating practices challenge women's access to affordable health coverage, we have been highly successful at developing products that are appropriate and affordable to women. In fact, women make up the majority of our membership for most of our products in three of our five largest regional markets.

Questions and Answers:

Q: Would eliminating gender as a rating factor level out premium costs for men and women?

A: Though it may seem counterintuitive, eliminating gender rating would likely have the unintended consequence of raising average community rates for everyone. Individuals who voluntarily purchase insurance in the individual market typically pay the entire cost of coverage, making them more sensitive to price changes. If individuals who are less likely to use services are asked to subsidize the premiums of those who are more likely to use services, then purchasing coverage becomes less attractive for lower-use (and lower-cost) individuals. These individuals may choose not to purchase insurance altogether. As the lower-use individuals start to opt out of coverage, the market is left with one large pool of individuals who are, on average higher-use (and higher-cost) individuals. This in turn creates higher premiums for everyone left within the pool – both men and women. So, while eliminating gender rating might initially lower premiums for women at younger ages and men at older ages (at the expense of their counterparts), eventually, the community as a whole would likely experience higher individual premium costs.

Q: What has been the impact on the individual health insurance market in states that do not allow rating adjustments for age, gender, or health status?

A: There are a few states that limit or eliminate health plans' ability to use age, gender, or health status in setting premium prices for people in the individual market. In states where none of these individual rating factors are allowed, individual premiums are based on the entire community's (or geographic area's) utilization, cost and risk profile, and all individuals – whether lower-use or higher-use – pay the same average rate associated with this community profile. In states where *some* individual rating factors are allowed, individuals will pay a little more or less than the average premium for their community profile, depending on what rating factors are allowed (e.g., gender, age, etc.). However, under each scenario, many individuals who know they will use fewer services will avoid obtaining individual coverage rather than pay an inflated individual premium. This dynamic drives up the average community rate for everyone.

Q: Don't employers offer affordable coverage despite not using gender or other rating factors?

A: Yes. When an employer offers coverage, premiums typically are based on the aggregate of *all* participating employees' health care costs and utilization. Those costs are then divided evenly among all participating policyholders, and as a result, the lower-use employees pay just as much as the higher-use employees. Coverage remains affordable for most, however, because employers normally subsidize most of the cost of premiums (84 percent for singles and 72 percent for families),[1] making coverage attractive and affordable to even the lowest-use employees. Such premium subsidies do not exist in the individual market. It is also worth noting that most large employers generally attract and retain a wide and diverse array of people, a key dynamic for creating a balanced pool that leads to stable premium prices – and a feature that is uncharacteristic of most voluntary individual markets.

Moreover, people who obtain coverage through an employer enjoy tax benefits not available to individuals who purchase coverage in the in the individual market, which not only burdens those already in the individual market, but also produces an individual market that is smaller than it could be if tax incentives for purchasing coverage existed. Aetna supports equalizing the tax treatment of health insurance for those who obtain coverage through an employer and those who purchase it directly in the individual market by extending favorable tax treatment to both sets of individuals, without changing the favorable tax treatment employers currently receive for offering health benefits to their employees.

Q: How does gender rating fit into the broader discussion of health care reform?

A: The impact of gender on individual health insurance premiums is complex and is one of many factors we think about within the broader context of health care reform. Achieving universal access to affordable coverage is an important goal, and we believe the most sensible approach for achieving that goal is to require everyone to possess coverage. This requirement should promote the idea that when individuals maintain their insurance coverage, regardless of health status, they make insurance more affordable for everyone by contributing to the general pool. Importantly, government subsidies should be available to low-income individuals who truly cannot fully afford the cost of coverage. To be workable, subsidies for low-income individuals should be paid for through a broad-based funding mechanism.

An individual coverage requirement would also ensure that even if gender rating were eliminated, both lower-use and higher-use individuals would continue participating in the insurance pool, thereby countering some of the negative consequences associated with lower-use individuals exiting the market.

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[1] "Employer Health Benefits: 2008 Annual Survey," Kaiser Family Foundation and Health Research and Education Fund. Accessed online: http://ehbs.kff.org/images/abstract/7791.pdf.